UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

China Sunergy Co., Ltd.
(Name of Issuer)
American Depository Shares, Each Representing Six Ordinary Shares, Par Value US $0.0001 per Share
(Title of Class of Securities)
16942X104 **
(CUSIP Number)
January 25, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares of China Sunergy Co., Ltd. The CUSIP Number for the American Depositary Shares of the Issuer is 16942X104. The CUSIP Number for the Ordinary Shares of China Sunergy Co., Ltd., which are not registered, is G84381105.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16942X104

1	NAMES OF REPORTING PERSONS Frederick L. Ransier, as Receiver*

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The Receiver is a U.S. citizen.

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Receiver)
*Mr. Ransier is filing this Amendment No. 1 to Schedule 13G solely as the court-appointed receiver for Marshal-Light Trading Partners, Inc. and/or its subsidiaries. See Item 2 below.

Item 1.
Name of Issuer: China Sunergy Co., Ltd.
Address of Issuer’s Principal Executive Offices:
No. 123 Focheng West Road
Jiangning Economic and Technical Development Zone
Nanjing, Jiangsu 211100
People’s Republic of China
Item 2.
Name of Person Filing:
Frederick L. Ransier, who is filing this Amendment No. 1 to Schedule 13G solely as the court-appointed receiver of Marshal-Light Trading Partners, Inc. and/or its subsidiaries and not in his individual capacity (the “Receiver”).
On September 16, 2008, Frederick L. Ransier was appointed as the Receiver of the estates of Marshal-Light Trading Partners, Inc. and/or its subsidiaries (“Marshal-Light”).
The Receiver was appointed pursuant to orders of the United States District Court for the Southern District of Ohio, Eastern Division (the “District Court”), dated July 17, 2008 and September 16, 2008, in connection with the action entitled Securities and Exchange Commission v. One Equity Corporation, Triangle Equities Group, Inc., Victory Management Group, Inc., Dafcan Finance, Inc., Michael S. Spillan and Melissa K. Spillan (Case No: 2:08-cv-667) (the “Orders”).
Marshal-Light formerly held 7.6 million American Depository Shares (“ADS”) of China Sunergy Co., Ltd., each representing six ordinary shares, par value US $0.0001 per share, of China Sunergy Co., Ltd. (the “Shares”).
The Receiver is filing this Amendment No. 1 to Schedule 13G with the Commission primarily to reflect that the Receiver is no longer the beneficial owner of the Shares.

Address of Principal Business Office, or if none, Residence:
Mr. Frederick L. Ransier, the Receiver, has as his Principal Business address:
c/o Vorys, Sater, Seymour & Pease LLP
52 East Gay Street
Columbus, Ohio 43215
Citizenship:
The Receiver is a U.S. citizen.
Title of Class of Securities:
American Depository Shares, or ADSs, of China Sunergy Co., Ltd. The ADSs are registered by China Sunergy Co., Ltd. on the NASDAQ Global Market under the symbol “CSUN.” Each ADS represents six ordinary shares, par value US $0.0001 per share, of China Sunergy Co., Ltd. (“Ordinary Shares”).
CUSIP Number: 16942X104
The CUSIP Number for the American Depositary Shares of the Issuer is 16942X104. The CUSIP Number for the Ordinary Shares which are not registered with the Commission is G84381105.
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Section 240.13d-(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Amount beneficially owned: None
Percent of class: 0%
Number of shares as to which such person has:
Sole power to vote or to direct the vote: None

Shared power to vote or to direct the vote: None

Sole power to dispose or to direct the disposition of: None

Shared power to dispose or to direct the disposition of: None
Item 5. Ownership of Five Percent or Less of a Class. ☑
Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.
Item 8. Identification and Classification of Members of the Group. Not applicable.
Item 9. Notice of Dissolution of Group. Not applicable.
Item 10. Certifications.
Subject to the information set forth in Item 2 hereof, by signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.
Date: February 2, 2011
Frederick L. Ransier, solely as the Receiver for the Corporate Defendants, to the extent contemplated by the Orders, copies of which have been filed previously with the Commission, and not in his individual capacity.

By:	/s/ Frederick L. Ransier
Name:	Frederick L. Ransier
Title:	Receiver

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent. Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)